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November 23, 2021	Düsseldorf	San Diego
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Ms. Jane Park	Houston	Silicon Valley
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U.S. Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street N.E.	Milan

Washington, D.C. 20549

Re:	HilleVax, Inc.

Draft Registration Statement on Form S-1

Submitted October 19, 2021

CIK No. 0001888012

Dear Ms. Park:

We are in receipt of the Staff’s letter dated November 15, 2021 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of HilleVax, Inc. (“HilleVax” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Draft Registration Statement submitted on October 19, 2021

Overview, page 1

1.

We note your disclosure that you plan to initiate a Phase 2b clinical trial for HIL-214. Please revise to disclose whether you will need to submit an investigational new drug application to the FDA before you can begin that trial and clarify when you intend to make such submission, if required. We also note your disclosure on page 117 that you have designed your planned Phase 2b clinical trial based on learnings from the NOR-211 Phase 2b study as well as preliminary feedback Takeda received from the FDA and European Medicines Agency. Given this disclosure, please also indicate, if true, that the FDA may not accept or view the clinical trial results from Takeda, other third parties, or non-U.S. regulators as sufficient to allow you to advance to a Phase 2b study and may require you to conduct additional trials before proceeding to a Phase 2b trial.

HilleVax’s Response: The Company has revised the disclosure on pages 1, 20, 21, 89 and 104 of the Amended Registration Statement in response to the Staff’s comment.

November 23, 2021

Summary, page 1

2.	Please revise your disclosure to include a pipeline table illustrating your clinical development program for HIL-214.

HilleVax’s Response: The Company has included a pipeline table on pages 2 and 107 of the Amended Registration Statement in response to the Staff’s comment.

3.

Please balance your disclosure in the Summary to clarify that the nine clinical trials of HIL-214 to date have been conducted by Takeda and its predecessor, LigoCyte Pharmaceuticals, Inc., and that you have not yet completed any clinical trials or submitted an IND or its equivalent to the applicable regulatory agencies.

HilleVax’s Response: The Company has revised the disclosure on pages 1, 2, 5, 14, 23, 89, and 104-107 of the Amended Registration Statement in response to the Staff’s comment.

HIL-214 clinical data and development plan, page 4

4.

We refer to your disclosure on page 4 that HIL-214’s adverse event profile was observed to be similar to that of approved alum-adjuvanted vaccines. Please revise to expand your disclosure of any adverse events that were observed in the clinical trials in both infants and adults.

HilleVax’s Response: The Company has revised the disclosure on pages 4 and 105 of the Amended Registration Statement in response to the Staff’s comment.

Commercial opportunity, page 5

5.

We note your disclosure here and elsewhere in the registration statement that you believe that Shingrix, a vaccine developed to prevent shingles, is a market analogue for HIL-214 for purposes of estimating your market opportunity. In an appropriate location in your prospectus, please expand your discussion to support this statement.

HilleVax’s Response: The Company has revised the disclosure on pages 6, 106, 113 and 126 of the Amended Registration Statement in response to the Staff’s comment.

Our team and investors, page 6

6.

We note that you identify a group of “leading investors” in your company in this section, however, some of these investors do not appear to be among the principal stockholders that are identified on page 168. Please relocate this disclosure from your prospectus summary to your “Principal Stockholder” section. We note in this regard that the identification of the pre-IPO investors in your prospectus summary may appear to suggest that potential investors in your public offering consider investments made by the pre-IPO investors as a factor in making an investment decision without knowing, among other things, the amount of each pre-IPO investor’s investment in total or on a per share basis, their investment strategies or whether those investors will continue to hold their shares in the future, as some of the pre-IPO investors may not be subject to the reporting requirements of Section 16 of the Exchange Act, and investors in your public offering will not necessarily know when some of the pre-IPO investors decide to sell any of their shares. In addition to relocating this disclosure, please limit any textual description of your pre-IPO investors in your “Principal Stockholders” section to the investors identified in that table.

November 23, 2021

HilleVax’s Response: The Company has revised the disclosure on page 6 of the Amended Registration Statement to remove references to specific investors in response to the Staff’s comment.

Summary of risks related to our business, page 7

7.

We refer to your disclosure on pages 37 and 119 that a key element of your commercial strategy is to receive advisory body recommendations for the use of HIL-214, particularly from the Advisory Committee on Immunization Practices (ACIP) of the CDC. Please include as a principal risk factor the risk to your business in the event your vaccine candidate is not recommended by ACIP.

HilleVax’s Response: The Company has included an additional principal risk factor on page 7 and has revised the disclosure on page 36 of the Amended Registration Statement in response to the Staff’s comment.

Risk factors, page 14

8.

We note your disclosure on page 156 that the administrator of the 2022 Plan may, without the approval of stockholders, amend any outstanding stock option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings. Please include appropriate risk factor disclosure, including whether proxy advisory firms could find such repricing without stockholder approval contrary to a performance-based pay philosophy.

HilleVax’s Response: The Company respectfully advises the Staff that the Company does not believe that positions that proxy advisory firms might take on hypothetical company actions should be identified as a risk factor. To the extent that third-party, for-profit advisory services play a relevant role in interactions between the Company and its shareholders, that role would be as a safeguard for investors, not a risk factor. There is a wide range of actions that the Company may take with respect to employee compensation decisions generally under the business judgment rule. The Company believes that singling out a specific provision of the 2022 Plan that falls well within the boundaries of the business judgment rule as posing a unique risk, or to suggest that proxy advisory services somehow create risk to investors, is not appropriate in light of general principles of corporate governance.

We face significant competition..., page 39

9.

We refer to your disclosure relating to your competitors who are also developing a vaccine for norovirus. Please disclose whether any of your competitors are also focused on developing a vaccine consisting of VLPs representing the GI and GII genogroups of norovirus. Please also disclose whether any of your competitors are also developing pediatric vaccines for the prevention of norovirus-related illness.

HilleVax’s Response: The Company has revised the disclosure on pages 39 and 127 of the Amended Registration Statement in response to the Staff’s comment.

Our amended and restated certificate of incorporation and amended and restated bylaws..., page 74

10.

We note your disclosure on page 74 that the forum selection in your amended and restated certificate of incorporation and bylaws may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with you and may discourage such lawsuits. Please revise this risk factor to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

November 23, 2021

HilleVax’s Response: The Company has revised the disclosure on page 74 of the Amended Registration Statement in response to the Staff’s comment.

Special note regarding forward-looking statements, page 80

11.

We note your statement cautioning investors not to rely on forward-looking statements and projections in your prospectus. These statements may imply an inappropriate disclaimer of responsibility; therefore, please either remove the potential disclaiming language or clearly state in this section that you are liable for such information.

HilleVax’s Response: The Company has revised the disclosure on page 79 of the Amended Registration Statement in response to the Staff’s comment.

Use of proceeds, page 82

12.

Please revise to disclose how far the proceeds you plan to allocate from the offering toward the clinical development of HIL-214 will allow you to proceed with such program. Refer to Instruction 3 to Item 504 of Regulation S-K.

HilleVax’s Response: The Company respectfully acknowledges the Staff’s comment and will provide additional disclosure to identify how far the allocated offering proceeds will progress HIL-214 into clinical development in a future amendment of its Registration Statement.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgments and estimates, page 98

13.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

HilleVax’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range once an offering estimated price range has been determined.

Business, page 100

14.

Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that all investors will understand the disclosure. For example, please briefly explain what you mean by bivalent, immunogenicity and seroresponse rates.

HilleVax’s Response: The Company has revised the disclosure on pages 1, 2, 4, 104, 105, 110 and 119 of the Amended Registration Statement in response to the Staff’s comment.

November 23, 2021

Dose finding and formulation trials in adults, page 112

15.

We refer to your disclosure of the dose finding and formulation trials and efficacy trials conducted in adults starting on page 112. Please expand your disclosure of the scope and design of the trials, including the size of each trial and the type of placebo used, whether the dose finding trials were powered for statistical significance, whether any adverse side effects were observed and to discuss the data from the results to support the conclusions drawn concerning immunogenicity, as applicable.

HilleVax’s Response: The Company has revised the disclosure on pages 118 and 119 of the Amended Registration Statement in response to the Staff’s comment.

Safety results in infants and children, page 115

16.

We note your disclosure on pages 115 and 116 of the adverse events and reactions observed in infants, children and older adults in the NOR-202 and other clinical trials for HIL-214. Please revise to clarify the number of participants who experienced the adverse effects referenced.

HilleVax’s Response: The Company has revised the disclosure on pages 121 and 122 of the Amended Registration Statement in response to the Staff’s comment.

Phase 2b infant efficacy trial, page 117

17.

We note your disclosure that subjects in your planned Phase 2b infant efficacy trial will receive HIL-214 (50/150 µg GI.1/GII.4 VLP combination with 500 µg alum) in a two-dose regimen delivered 28 to 56 days apart and that you have designed your planned Phase 2b clinical trial based on learnings from the NOR-211 Phase 2b study as well as preliminary feedback Takeda received from the FDA and European Medicines Agency. We also note your disclosure on page 112 regarding the dosage and scheduling for infants in the NOR-202 trial. If your dosage and scheduling in your Phase 2b infant efficacy trial also will be based on data from NOR-202, please revise to make that clear and indicate the dosing schedule for infants in NOR-202.

HilleVax’s Response: The Company has revised the disclosure on pages 118, 123 and 124 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual property, page 120

18.

We note your disclosure relating to the nine patent families of your patent portfolio. Please clarify your disclosure to identify for each patent family the scope and technology of each such patent family or patent application, the type of patent protection (such as composition of matter, use or process), the applicable jurisdiction of the issued foreign patents and foreign pending patent applications and expiration years.

HilleVax’s Response: The Company has revised the disclosure on page 128 of the Amended Registration Statement in response to the Staff’s comment.

License agreement and clinical manufacturing and supply agreement, page 164

19.

We note your disclosure that in connection with the Takeda License, you provided Takeda with various investor rights, including pre-emptive rights, drag along rights, voting rights and certain registration rights. Please clarify whether these rights will terminate upon the closing of your public offering.

November 23, 2021

HilleVax’s Response: The Company has revised the disclosure on page 173 of the Amended Registration Statement in response to the Staff’s comment.

Principal stockholders, page 168

20.	In your revised prospectus, please identify in the footnote to your table the natural persons who are the beneficial owners of the shares held by Takeda Vaccines, Inc., as applicable.

HilleVax’s Response: The Company respectfully advises the Staff that Takeda Vaccines, Inc., is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, which is a widely held public company with securities listed on the New York Stock Exchange. Based on the most recent Annual Report on Form 20-F filed by Takeda Pharmaceutical Company Limited, no shareholder beneficially owns more than 10% of its outstanding common stock. As a result, the Company respectfully submits that no natural person may be deemed to be the beneficial owner of the shares held by Takeda Vaccines, Inc.

Financial Statements, page F-1

21.	Please revise to provide a description of your capital stock and disclose the terms of all common and preferred shares, warrants, etc. in the footnotes to your financial statements.

HilleVax’s Response: The Company respectfully advises the Staff that it had no authorized or outstanding preferred stock or warrants as of December 31, 2020 as reflected in the Company’s audited financial statements for the year ended December 31, 2020 included in the draft Registration Statement submitted on October 19, 2021. During the nine months ended September 30, 2021, the Company issued shares of common stock, which includes shares issued under its newly adopted 2021 Equity Incentive Plan, and issued various warrants and warrant rights as disclosed in detail in Amended Registration Statement on pages F-3, F-10, F-11, F-16, F-17 and F-20.

General

22.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

HilleVax’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush of LATHAM & WATKINS LLP

November 23, 2021

cc:	Tim Buchmiller, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Terence O’Brien, Securities and Exchange Commission

Robert Hershberg, M.D., Ph.D., HilleVax, Inc.

Wesley C. Holmes, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP

Jeffrey T. Woodley, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardell LLP

Emily Roberts, Davis Polk & Wardell LLP